UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ALPINE 4 HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

2525 E ARIZONA BILTMORE CIRCLE, SUITE 237
Address of Principal Executive Office (Street and Number)

PHOENIX, ARIZONA 85016
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alpine 4 Holdings, Inc. (the “Company”), is unable to file its Form 10-Q for the fiscal quarter ended September 30, 2023, (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense.

During the quarter ended September 30, 2023, the Company experienced a turnover of certain members of the internal accounting staff, including the Corporate Controller and several subsidiary Controllers. Additionally, following the quarter ended September 30, 2023, the Company’s accounting staff has expended significant time working on capital raising transactions, including updating and amending a Form S-1 registration statement (File No. 333-273744) filed pursuant to the Securities Act of 1933 (the “S-1”).

The preparation of the Form 10-Q for the fiscal quarter ended September 30, 2023, was delayed due to the need for the Company’s accounting staff to absorb the duties of the terminated staff, as well as the significant amount of time the accounting staff expended during and after the close of the quarter in negotiating and providing information in connection with the capital raising transactions, as well as updating the S-1. As such, the Company needs additional time to complete and file the Form 10-Q.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Third Quarter Form 10-Q as soon as practicable. There can be no guarantee that the review of the financial statements will be completed on a timely basis, which could result in the quarterly report not being filed within the five additional days provided by the Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Christopher Meinerz	480	702-2431
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      ☒  Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ☐ Yes     ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALPINE 4 HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2023	By	/s/ Christopher Meinerz
Christopher Meinerz Chief Financial Officer (Principal Financial Officer)